

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2014

Via E-mail
Jerry M. Brooks
Vice President-Finance and Chief Financial Officer
Dril-Quip, Inc.
6401 N. Eldridge Parkway
Houston, TX 77041

> **Re: Dril-Quip, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 1-13439**

Dear Mr. Brooks:

We refer you to our comment letter dated June 30, 2014, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
Assistant Director
Division of Corporation Finance

James C. Webster
Vice President,
General Counsel and Secretary
Dril-Quip, Inc.